SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Given Imaging Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

2797140

(CUSIP Number)

Shirit Caplan, Adv.
Discount Investment Corporation Ltd.
The Triangular Tower, 43rd Floor
3 Azrieli Center, Tel Aviv 67023
Israel
Tel:  +972 3 6075888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RDC Rafael Development Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,764,910

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,764,910

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,910

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 14.78%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DEP Technology Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,764,910

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,764,910

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,910

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 14.78%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elron Electronic Industries Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,496,131

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,496,131

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,496,131

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 25.51%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Discount Investment Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,958,572

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,958,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,958,572

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 39.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,958,572

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,958,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,958,572

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 39.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,958,572

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,958,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,958,572

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 39.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,958,572

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,958,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,958,572

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 39.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,958,572

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,958,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,958,572

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 39.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,958,572

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,958,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,958,572

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 39.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,958,572

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,958,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,958,572

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 39.1%

14.	Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D amends and replaces the Statement on Schedule 13G previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.05 per share, of Given Imaging Ltd.

Item 1.	Security and Issuer

The class of securities to which this Statement relates is the ordinary shares, par value New Israel Shekel (“NIS”) 0.05 per share (the “Ordinary Shares”), of Given Imaging Ltd. (the “Issuer”), an Israeli corporation whose principal executive offices are located at 2 Ha’Carmel Street, Yoqneam 20692, Israel.

The Ordinary Shares are traded on the NASDAQ National Market System.
The CUSIP number for the Ordinary Shares is 2797140.

Item 2.	Identity and Background
(a), (b) and (c): The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, who were Reporting Persons until that date, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati ceased to be Reporting Persons, and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)                                  RDC Rafael Development Corporation Ltd., an Israeli private corporation (“RDC”), with its principal office at Building 7b, Industrial Area, Yoqneam 20692, Israel. RDC is engaged in the establishment and development of technology companies for the commercial non-military application of technologies developed by Rafael Armament Development Authority Ltd.. RDC owns directly Ordinary Shares of the Issuer.

(2)                                  DEP Technology Holdings Ltd., an Israeli private corporation (“DEP”), with its principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DEP is a holding company owning several investments in technology based companies. As of May 19, 2003, DEP owned 50.1% of the voting power of RDC. By reason of DEP’s control of RDC, DEP may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by RDC.

(3) Elron Electronic Industries Ltd., an Israeli public corporation (“Elron”), with its principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Elron is a multinational high technology operational holding company, and is engaged through affiliates with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals. The outstanding shares of Elron are traded on NASDAQ National Market System and on the Tel Aviv Stock Exchange. As of May 19, 2003, Elron owned all the outstanding shares of DEP. Elron owns directly Ordinary Shares of the Issuer, and by reason of its control (through DEP) of RDC, Elron may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by RDC.

(4)                                  Discount Investment Corporation Ltd., an Israeli public corporation (“DIC”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, DIC owned approximately 38.5% the outstanding shares of Elron. DIC owns directly Ordinary Shares of the Issuer and by reason of its ownership interest in Elron, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by RDC and Elron.

(5)                                  IDB Development Corporation Ltd.,  an Israeli public corporation (“IDB Development”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003 IDB Development owned approximately 71.5% of the outstanding shares of DIC. By reason of IDB Development’s control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by RDC, Elron and DIC.

(6)                                  IDB Holding Corporation Ltd., an Israeli public corporation (“IDB Holding”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, IDB Holding owned approximately 58% of the outstanding shares of IDB Development. By reason of IDB Holding’s control (through IDB Development) of DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by RDC, Elron and DIC.

The following persons may, by reason of their interests in and relationships among them with respect to IDB Holding be deemed to control the corporations referred to in paragraphs (1) - (6) above:
(7) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.
(8) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies
(9) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.

(10) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders’ meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation. Furthermore, Nochi Dankner granted to two of the other shareholders of Ganden Holding a put option which is exercisable at any time until the earlier of an initial public offering of Ganden Holdings’ shares or June 7, 2006, whereby Nochi Dankner may be required to acquire from such other shareholders certain shares of Ganden Holdings constituting in the aggregate at the date hereof approximately 10% of its outstanding shares. Also, Nochi Dankner granted to such shareholders and to one other shareholder of Ganden Holdings a tag along right to participate in certain sales of Ganden Holdings’ shares by Nochi Dankner, and such shareholders agreed to vote all their shares of Ganden Holdings, constituting in the aggregate at the date hereof approximately 13.7% of Ganden Holdings’ outstanding shares, in accordance with Nochi Dankner’s instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development and DIC.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and DIC.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development and DIC.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of “first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons  controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above,

Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by RDC, Elron and DIC.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding are set forth in Schedules A, B, C, D, E and F attached hereto, respectively, and incorporated herein by reference.

(d)                                 None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate’s Court, DIC, several past executive officers of DIC and one of its other officers, were convicted of criminal offenses under the Israeli Securities Act,1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies.  In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has not yet been heard. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e)                                  None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (7), (8), (9) and (10) above are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration
On May 12, 2003 Elron acquired from RDC (of which Elron is an indirect major shareholder), in a privately negotiated transaction, 1,000,000 Ordinary Shares for $6,092,000 using its own funds.

Item 4.	Purpose of Transaction
The Ordinary Shares acquired by Elron from RDC were purchased for investment purposes.
If the Reporting Persons believe it to be in their interest, the Reporting Persons may sell all or any portion of the Ordinary Shares.

Item 5.	Interest in Securities of the Issuer
As of May 19, 2003:

                RDC owned directly 3,764,910 Ordinary Shares, or approximately 14.8% of the outstanding Ordinary Shares. RDC shares the power to vote and dispose of these Ordinary Shares.

                DEP may be deemed beneficial owner of, and to share the power to vote and dispose of, the 3,764,910 Ordinary Shares owned by RDC, or approximately 14.8% of the outstanding Ordinary.

                Elron owned directly 2,731,221 Ordinary Shares, or approximately 10.7% of the outstanding Ordinary Shares. Elron shares the power to vote and dispose of these Ordinary Shares, and may be deemed to share the power to vote and dispose of the 3,764,910 Ordinary Shares owned by RDC, or a total of 6,496,131 Ordinary Shares, constituting approximately 25.5% of the outstanding Ordinary Shares.

                DIC owned directly 3,462,441 Ordinary Shares, or approximately 13.6% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares, and may be deemed to share the power to vote and dispose of the 6,496,131 Ordinary Shares owned by RDC and Elron, or a total of 9,958,572 Ordinary Shares, constituting approximately 39.1% of the outstanding Ordinary Shares.

                IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 9,958,572 Ordinary Shares held by RDC, Elron and DIC, or approximately 39.1% of the outstanding Ordinary Shares.

                The Issuer advised the Reporting Persons that there were 25,467,513 outstanding Ordinary Shares as of May 19, 2003. The percentages of the outstanding Ordinary Shares set forth above are based on this number.

                The following table sets forth the sales of Ordinary Shares (totaling 2,221,000 Ordinary Shares) made by RDC from March 15, 2003 through May 19, 2003. All such sales (except for the sale indicated by an asterisk) were made in open market transactions on the NASDAQ National Market System:

Date of Transaction	Number of Shares		Price Per Share
March 17, 2003	25,000		$9.00
March 18, 2003	20,000		8.82
March 19, 2003	17,500		8.81
March 20, 2003	30,000		8.78
April 1, 2003	68,500		8.82
April 2, 2003	60,000		8.8867
May 12, 2003	2,000,000	(*)	6.092

(*)  These Ordinary Shares were sold by RDC directly to one of its major shareholders, which purchased 1,000,000 Ordinary Shares, and to Elron (an indirect major shareholder of RDC), which purchased 1,000,000 Ordinary Shares, in a privately negotiated transaction between RDC and these purchasers.

                Except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares from March 15, 2003 through May 19, 2003.

                Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP and RDC owned as of May 19, 2003 an aggregate of 50,193 Ordinary Shares (including 21,751 Ordinary Shares that may be acquired pursuant to options to purchase such shares from Elron, and 23,500 Ordinary Shares that may be acquired pursuant to options to purchase such shares from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares from March 15, 2003 through May 19, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

RDC, Elron and DIC have certain registration rights with respect to all of the Ordinary Shares currently owned by each of them respectively, as part of registration rights granted by the Issuer prior to its initial public offering of Ordinary Shares (the “IPO”) and relating to certain Ordinary Shares that were outstanding prior to the IPO (“Registrable Shares”). The registration rights were granted pursuant to an Investor Rights Agreement dated  September 15, 2000, as amended, among the Issuer and certain of its shareholders (“Investor Rights Agreement”) to the Issuer’s shareholders (including RDC, Elron and DIC) who converted preferred shares of the Issuer then owned by them into Ordinary Shares (the “Qualified Shareholders”) and to its shareholders (including RDC, Elron and DIC) who then owned Ordinary Shares otherwise acquired from the Issuer (the “Specified Shareholders”).

According to the Investor Rights Agreement:

(1)                                  At the request of Qualified Shareholders owning at least 20% of the Registrable Shares then outstanding and owned by all the Qualified Shareholders, the Issuer must use its best efforts to register for sale any or all of the requesting Qualified Shareholders’ Registrable Shares, and include in the registration any Registrable Shares that other Qualified Shareholders and any Specified Shareholders of such shares request to include therein, provided that the minimum aggregate proposed offering price of the shares to be registered is $5 million. The Issuer may be requested to carry out no more than two of these demand registrations.

(2)                                  In addition to the registrations described above that may be requested by Qualified Shareholders of Registrable Shares, at any time after April 10, 2003, at the request of Specified Shareholders (including DIC, Elron and RDC) owning at least 20% of Ordinary Shares then outstanding, the Issuer must use its best efforts to register for sale any or all of the requesting Specified Shareholders’ Registrable Shares, and include in the registration any Ordinary Shares that others Specified Shareholders and any Qualified Shareholders request to include therein, provided that the minimum aggregate proposed offering price of the shares to be registered is $5 million. The Issuer may only be requested to carry out three of these demand registrations.

(3)                                  Furthermore, the Qualified Shareholders and the Specified Shareholders owning Registrable Shares (including RDC, Elron and DIC) also have the right to request that the Issuer include their Registrable Shares in any registration statements filed by the Issuer in the future for the purposes of a public offering, subject to specified limitations.

(4)                                  Once the Issuer becomes eligible under applicable securities laws to file a registration statement on Form F-3, at the request of any Qualified Shareholders or Specified Shareholders owning Registrable Shares (including RDC, Elron and DIC), the Issuer must register such shareholder’s Registrable Shares on Form F-3, and include in the registration any Registrable Shares that others of such shareholders request to include therein. These demand rights may only be exercised if nine months have passed since the last registration that the Issuer filed in which the shareholder requesting such registration was entitled to include its shares. The minimum reasonably anticipated aggregate offering price of the shares to be registered is $5 million.

(5)                                  All registration rights will expire on the fifth anniversary of the closing of the IPO which occurred on October 3, 2001. With respect to any Qualified Shareholder or Specified Shareholder, registration rights will expire if that shareholder can sell all of its Registrable Shares within a 90 day period under Rule 144 of the Securities Act.

(6)                                Generally, the Issuer will pay all expenses incurred in carrying out the above registrations, as well as the fees and expenses of one legal counsel for the selling shareholders in each such registration. Also, the Issuer agreed, in case of any such registration of any Registrable Shares, to indemnify the selling shareholders against certain liabilities to which they may become subject in connection with such registration.

The provisions still in effect of the Investors Rights Agreement relate to the registration rights referred to above. These provisions are attached hereto as Exhibit 1, and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Schedules A, B, C, D, E and F	-

name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding.

Exhibit 1	-

A citation of the provisions that are still in effect of the Investor Rights Agreement dated September 15, 2000 as amended among the Issuer, certain purchasers of Series A Convertible Preferred Shares then existing and certain holders of Ordinary shares then outstanding of the Issuer.

Exhibit 2	-	Letter Agreement dated June 18, 2003 between RDC and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of RDC.

Exhibit 3	-	Letter Agreement dated June 18, 2003 between DEP and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of DEP.

Exhibit 4	-	Letter Agreement dated June 18, 2003 between Elron and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Elron.

Exhibit 5	-	Letter Agreement dated June 16, 2003 between DIC and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of DIC.

Exhibit 6	-	Letter Agreement dated June 23, 2003 between IDB Development and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of IDB Development.

Exhibit 7	-	Letter Agreement dated June 18, 2003 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Nochi Dankner.

Exhibit 8	-

Letter Agreement dated June 23, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Shelly Dankner-Bergman.

Exhibit 9	-	Letter Agreement dated June 19, 2003 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Ruth Manor.

Exhibit 10	-	Letter Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Avraham Livnat.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date: June 25, 2003	RDC RAFAEL DEVELOPMENT CORPORATION LTD.
DEP TECHNOLOGY HOLDINGS LTD.
ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

	BY:	IDB HOLDING CORPORATION LTD.

(signed)
BY:

Rina Cohen and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of RDC Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to this Statement on Schedule 13D as Exhibits 2 through 10.

Schedule A

Directors and Executive Officers
of
RDC Rafael Development Corporation Ltd.

 (as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Ami Erel (1) 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	President & Chief Executive Officer of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Vice President of Discount Investment Corporation Ltd.

Avishai Friedman 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Manager, Business Development of Elron Electronic Industries Ltd

Michael Ryce Galram, P.O.B. 14, Haifa 31000, Israel	Director	Chief Executive Officer of Galram Technologies Industries Ltd.

Michael Wainer Rafael, Haifa, Israel	Director	Vice President for Finance & Chief Financial Officer of Rafael Armament Development Authority Ltd.

Giora Shalgi (2) Rafael, Haifa, Israel	Director	President & Chief Executive Officer of Rafael Armament Development Authority Ltd.

Doron Birger 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	President & Chief Executive Officer of Elron Electronic Industries Ltd.

Tal Raz 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Vice President, Chief Financial Officer of Elron Electronic Industries Ltd.

Eitan Yudilevich, PhD. P.O.B. 2250, Haifa 31021, Israel	Director	Corporate Vice President business Development & Marketing of Rafael Armament Development Authority Ltd.

Reuben Baron (3) Yoqneam Industrial Park, Building 7, Yoqneam, Israel	Chief Executive Officer	President & Chief Executive Officer of RDC Rafael Development Corporation Ltd.

Ronit Ben-Haiyun Yoqneam Industrial Park, Building 7, Yoqneam, Israel	Finance Officer	Finance Officer of RDC Rafael Development Corporation Ltd.

(1)                                  Mr. Erel owned as of May 19, 2003 options to purchase from Elron 21,751 Ordinary Shares at a price of $2.27 per share.

(2)                                  Mr. Shalgi owned as of May 19, 2003 3,807 Ordinary Shares.

(3)                                  Mr. Baron owned as of May 19, 2003 1,000 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule B

Directors and Executive Officers
of
DEP Technology Holdings Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Doron Birger 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	President & Chief Executive Officer of Elron Electronic Industries Ltd.

Moshe Fourier(1) 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President & Chief Technology Officer	Vice President & Chief Technology Officer of Elron Electronic Industries Ltd.

Tal Raz 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Vice President, Chief Financial Officer of Elron Electronic Industries Ltd.

Paul Weinberg 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	General Counsel & Corporate Secretary of Elron Electronic Industries Ltd.

(1)                                  Mr. Fourier owned as of May 19, 2003 135 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule C

Directors and Executive Officers
of
Elron Electronic Industries Ltd.
(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Ami Erel (1) 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	President & Chief Executive Officer of Discount Investment Corporation Ltd.

Avraham Asheri 12 Yoshpe Street, Apt. 7, Mevasseret Zion 90805, Israel	Director	Director of Companies

Yaakov Goldman 39 Nachlieli Street, Hod Hasharon, Israel	External Director	CPA

Prof. Gabriel Barbash 14 Zisman Street, Ramat Gan, Israel	Director	Director General of the Tel Aviv Sourasky Medical Center.

Dr. Chen Barir 26 Harav Amiel Street, Tel Aviv, Israel	Director	Chairman of Galil Medical Ltd.

Michael F. Kaufmann 25 Nahmani Street, Tel Aviv, Israel	Director	General Manager of D.S Ltd. & Kibernetics Ltd.

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Dr. Dalia Megiddo (2) Globus Communication Center, Suite 220, Neve Ilan 90850, Israel	Director	Managing Partner of InnoMed Ventures L.P

Itzhak Ravid Raveh-Ravid, 32A Habarzel Street, Tel Aviv 69710, Israel	Director	CPA.

Professor Daniel Sipper 3 Kadesh Barnea Street, Apt. 39 Tel Aviv 69986, Israel	External Director	Professor - Department of Engineering, Tel Aviv University

Doron Birger 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Elron Electronic Industries Ltd.

Moshe Fourier (3) 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President & Chief Technology Officer	Vice President & Chief Technology Officer of Elron Electronic Industries Ltd.

Tal Raz 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President, Chief Financial Officer	Vice President, Chief Financial Officer of Elron Electronic Industries Ltd.

Shmuel Kidron 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Elron Electronic Industries Ltd.

(1)                                  Mr. Erel owned as of May 19, 2003 options to purchase from Elron 21,751 Ordinary Shares at a price of $2.27 per share.

(2)                                  Dr. Megiddo owned as of May 19, 2003 options to purchase from the Issuer 23,500 Ordinary Shares at a price per share ranging from $12 to $12.15.

(3)                                  Mr. Fourier owned as of May 19, 2003 135 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule D

Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.

Nahum Admoni 26 Ben Josef Street, Ramat Aviv Gimel, Tel-Aviv 69125, Israel	External Director	Director of companies.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Avraham Drenger 105 Ha-Hashmonaim Street, Tel- Aviv 67133, Israel	External Director	Chief Executive Officer of L.Y.A Ltd.

Ami Erel (1) 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Discount Investment Corporation Ltd.

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Discount Investment Corporation Ltd.

(*)                                 Dual citizen of Israel and France.

(**)                          Citizen of Slovenia.

(1)                                  Mr. Erel owned as of May 19, 2003 options to purchase from Elron 21,751 Ordinary Shares at a price of $2.27 per share.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule E

Directors and Executive Officers
of
IDB Development Corporation Ltd.
(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.

Arnon Gafny 55 Moshe Kol Street, Jerusalem 93715, Israel	External Director	Economist.

Rami (Avraham) Mardor 33 Haoranim Street, Kfar Shmariyahu 46910, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Avi Shani 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)                                 Dual citizen of Israel and France.

(**)                          Citizen of Slovenia.

(***)                   Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule F

Directors and Executive Officers
of
IDB Holding Corporation Ltd.
(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Meir Rosenne 14 Aluf Simchoni Street, Jerusalem 92504, Israel	Director	Attorney.

Josef Kucik (#) 35 Wingate Street, Herzliah Pituach, Israel	External Director	Director of companies.

Rolando Eisen 2 “A” Geiger Street, Naveh Avivim, Tel Aviv 69341, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)                                 Dual citizen of Israel and France.

(**)                          Citizen of Slovenia.

(***)                   Dual citizen of Israel and U.S.A.

(#)                                 Has given notice of retirement as of July 1, 2003.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.